Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

April 27, 2012

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:	Tortoise Energy Independence Fund, Inc. (the “Fund”)
File Numbers 811-22690 & 333-180678

To the Commission:

On April 12, 2012, the Fund filed via EDGAR a Registration Statement on Form N-2 under the Securities Act of 1933 for an offering of the Company’s common shares (the “Registration Statement”).  The Fund is hereby requesting selective review of the Registration Statement pursuant to Investment Company Act Release No. 13678 (February 23, 1984).  The Prospectus and SAI of the Fund is based on, and is substantially similar to, the Prospectus and SAI of Tortoise Pipeline & Energy Fund, Inc. (“TPZ”).  The registration statement of TPZ was declared effective on October 26, 2011.

Please call me at (816) 983-8362 or Steve Carman at (816) 983-8153 with any questions you may have.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP